EXHIBIT 6.4


INTERIM LICENSE AGREEMENT

   -Between-

DESTINY SOFTWARE PRODUCTIONS INC.(LICENSOR)

-and-

RADIOTOWER.COM INC.(LICENSOR)



September 13, 1999

Paul:

Further to our discussions, here outlined are the terms and conditions for the License Agreement between Radio Tower and Destiny Software Productions. Note that this is an interim agreement until such time as a full and formal license and/or reseller agreement can be drawn up.

OBJECTIVE & USE:

    1. To License a Commercial version of Destiny's Web Clip Audio Software ("Software") for use in and as Radio Tower's AudioAds software product ("end use") only. The Software will be branded with the AudioAds name and provide a link back to AudioAds.com.

TERMS

    1. The software will be used only for the end use application for AudioAds as indicated above.

    2. This agreement permits the use of the software to AudioAds customers, upon registration pursuant to a soon to be created registration form. It is for use on a single server for use only in connection with a Single Home Page or Micro Page, on a Single Web Site (or URL).

    3. You may not make unauthorized copies of the Software, except that you may either make one copy of the Software solely for back up or archival purposes. You may not permit other individuals or companies to use the software except under the terms of this agreement. You may not modify, rent, lease, sublicense or use the software for other service bureau purposes.

    4. License fees will be paid to Destiny at a rate of $10 per user, per page, per site or microsite. Payments will be calculated and payable monthly from monies received by the Licensee and will be paid on the 30th of the month following the end of the reporting period.

    5. You may not reverse engineer, decompile or disassemble the Software. The software will not be modified in any way whatsoever, once it is provided to RadioTower, AudioAds, or any other company.

    6. This is a license agreement only and does not imply any sale or transfer of


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         ownership.  RadioTower will not resell the software, other than the use and relicense of the software for end user web pages and domains.

    7. Any and every end user will agree to a license agreement governing the use of the software.

    8. Destiny will receive appropriate logo identification, credits and links in any explanation pages and "about" files. This indemnification will not be greater than that of RadioTower or AudioAds.com.

    9.   This agreement will remain in effect:

               a) For one year from the sigining date. The contract will be automatically renewed every year unless either party gives 30 day notice, prior to year end, of their desire to terminate.

               b)   unless it is terminated due to a breach of its terms.


         Upon termination the licensee will cease all use of the Software, other than for those installed on any and user's web pages provided the royalties are paid in full, and destroy, or return to Destiny, all materials and copies of the Software.

    10. Destiny may also cancel this agreement with 60 days notice for lack of performance. Lack of performance is defined as less than 500 units sold within 6 months of the software being delivered and available for use. However, the agreement will not be canceled for those end customers who have paid in full and which Destiny has received payment. Destiny may also cancel the agreement without notice days if the monthly license payment is more than 30 days past due.

    11. Destiny will have the right to full access to the financial records of RadioTower related to AudioAds, provided 7 days notice is provided.

    12. If any disagreements arise between the two parties, it will be settled through commercial arbitration in British Columbia and the costs will be borne by the party who has breached the agreement.

    13. This is a License Agreement only and does not imply and employment or partnership relationship between the parties.

    14. AudioAds is a Trademark of RadioTower.com Inc. and can only be used by the Licensor if agreed to in writing by them. Upon termination the licensor will cease all use of the Mark.

Agreed,

/s/   Ed Kolic
-----------------------------
Ed Kolic, Destiny Software         Date: 9/15/99



/s/   Paul Valkama
-----------------------------
Paul Valkama, Radio Tower          Date: 9/15/99